September 23, 2019

John Evans
Chief Executive Officer
Beam Therapeutics Inc.
26 Landsdowne Street
Cambridge, MA 02139

       Re: Beam Therapeutics Inc.
           Amendment No.1 to Draft Registration Statement on Form S-1 Submitted September 6, 2019
           CIK No. 0001745999

Dear Mr. Evans:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your response to comment 1 and your revised disclosure. For each of the referenced statements please add balancing disclosure to convey that there is no guarantee that you will be able to demonstrate the same results in clinical trials. In the alternative, please remove the following statements:
         "we have demonstrated the ability to create the naturally-occurring 'Makassr,'" on pages 4 and 136;
         "[w]e have demonstrated the ability of base editors to perform simultaneous multiplex editing with very high efficiencies and without any detectable chromosomal rearrangements," on pages 4 and 138;
 John Evans
Beam Therapeutics Inc.
September 23, 2019
Page 2
          "[o]our AATD base editing program has demonstrated in cell lines the ability to directly correct the E342K point mutation, potentially addressing both the lung and liver components of the disease," on page 4;
          "[o]ur base editors have demonstrated in cell lines the ability to repair the two most prevalent mutations that cause the disease," on page 4; and "[o]ur base editing approach, delivered through AAV viral vectors, has demonstrated
          in cell lines the ability to repair the G1961E point mutation," on page 5.
        You may contact Franklin Wyman at (202) 551-3660 or Sharon Blume at
(202) 551-3474
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich King at (202) 551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Evans
                                                            Division of
Corporation Finance
Comapany NameBeam Therapeutics Inc.
                                                            Office of
Healthcare & Insurance
September 23, 2019 Page 2
cc:       Marc A. Rubenstein, Esq.
FirstName LastName